[SEC CORRESPONDENCE]

March 26, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.

Form 10-K for the Year Ended December 31, 2012

Ladies and Gentlemen:

Pursuant to the Securities Exchange Act of 1934, as amended, we are providing an EDGAR transmission of the Company’s Form 10-K for the year ended December 31, 2012. Should you have any questions, please call the undersigned at (307) 432-7030 or Joseph T. Kinning of Briggs and Morgan, counsel to the Company, at (612) 977-8533.

Sincerely,

/s/ Michael O. Matthews
Michael O. Matthews
Vice President and Chief Financial Officer

Enclosure

cc:	Joseph T. Kinning